

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

Via E-mail
David M. DiStaso
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036

> **Re:   iStar Financial Inc.**
> **Form 10-K**
> **Filed February 29, 2012**
> **File No. 000-15371**

Dear Mr. DiStaso:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 1. Business, page 1

Real Estate Lending, page 7

1.     If possible, please tell us the loan to value ratios for your performing and non-performing loans.  For loans where you are not the first lien holder, please tell us your position within the capital stack of such loans.  As applicable, please provide similar disclosure in future Exchange Act reports.

Net Leasing, page 9

2.     In future Exchange Act reports, please disclose the average annual effective rent per

square foot, net of any tenant concessions, such as free rent, for your net lease assets or explain why such information is not material.

3.      In future Exchange Act reports, please also disclose the amount of square feet represented by expiring leases in your lease expiration table.

Real Estate Investment, page 10

4.      It appears that your non-land REHI and OREO properties represent a material portion of your total assets.  In future Exchange Act reports, please disclose additional operating information for the material property types in your portfolio including but not limited to, occupancy data, average annual effective rental rates, and, for your non-residential properties, a lease expiration table or tell us why such information is not material.

Liquidity and Capital Resources, page 41

Debt Covenants, page 44

5.      We note the unencumbered assets and collateral coverage ratios disclosed on page 44.  Please confirm that to the extent you are at risk of breaching such covenants you will disclose the actual ratio calculations in your future Exchange Act periodic reports.

Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Other real estate owned, page 63

6.      Please expand your disclosure in future filings to list the conditions that have to be met to achieve 'full profit recognition.' Please provide us with an example of your proposed disclosure.

Note 9 – Debt Obligations, net

Secured Credit Facility, page 83

7.      With respect to the $9.1 million received from one of your debt holders, you disclose that a portion was recorded as a gain on extinguishment of debt and a portion was allocated as a premium to a new facility. Please tell us your basis in U.S. GAAP for accounting for the amount received.  Additionally, please tell us how you determined the allocation between gain on extinguishment of debt and the premium.

Schedule III – Real Estate and Accumulated Depreciation, page 110

8.      Please tell us how you have complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was appropriate to exclude the aggregate cost for Federal income tax purposes of your real estate.

Form 10-Q for the quarterly period ended September 30, 2012

Financial Statements

Notes to Consolidated Financial Statements

Note 5 – Real Estate Held for Investment, net and Other Real Estate Owned, page 14

9.      We note your disclosure regarding redeemable non-controlling interest.  Please revise future filings to disclose how you account for changes to the redemption value of the redeemable non-controlling interest.  Please provide us an example of your proposed disclosure.

Note 15 – Fair Values, page 32

10.     Please tell us how you determined your valuations of Impaired OREO and Impaired net lease assets are level 2 valuations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Management, page 45

11.     In future filings, please disclose the carrying value of your European assets by country.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Martin, Staff Attorney, at 202-551-3391 or Duc Dang, Staff Attorney, at 202-551-3386 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief